

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Paul Ginocchio
Chief Financial Officer
Augmedix, Inc.
111 Sutter Street, Suite 1300
San Francisco, California 94104

  Re: Augmedix, Inc.
    Registration Statement on Form S-3
    Filed May 19, 2023
    File No. 333-272081

Dear Paul Ginocchio:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rucha Pandit at (202) 551-6022 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: John Rafferty